Rio Narcea Gold Mines, Ltd.

 Amex: RNO

NEWS RELEASE

May 7, 2007 Trading Symbol: TSX: RNG

 Amex: RNO

Rio Narcea Announces Reporting Date for

First Quarter Results

Toronto, Ontario  – Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or “the Company”) today announced it will report 2007 first quarter results, after the close of trading, on May 14, 2007.

On April 4, 2007 Rio Narcea Gold Mines, Ltd. entered into a Support Agreement with Lundin Mining Corporation pursuant to which Lundin agreed to make an offer to acquire all of the shares and warrants of Rio Narcea.  The Support Agreement includes a number of covenants from Rio Narcea, including a covenant to recommend the offer to holders of its securities and a covenant restricting management with respect to public announcements or statements during the pendency of the offer.  On the advice of counsel, Rio Narcea is releasing the required financial information relating to the most recent quarter, however it will not, in the circumstances, be hosting a conference call.

Rio Narcea Gold Mines, Ltd. is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Mauritania and Portugal.  The Company currently produces nickel and copper at its Aguablanca mine in southern Spain.   Construction of its new Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.  The Company recently acquired a strategic shareholding in Chariot Resources Limited, which provides exposure to the significant potential of the Marcona Copper Project in southern Peru.

Forward-looking Statements

This press release may contain certain “forward looking statements” within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labour disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  The reader is cautioned not to place undue reliance on forward looking statements.

For further information please contact:

Michelle Roth

Roth Investor Relations, Inc.

Tel. +1 732 792 2200

Email: michelleroth@rothir.com

Web Site: www.rionarcea.com